May 26, 2016

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William H. Thompson, Accounting Branch Chief
Scott	Stringer, Staff Accountant

Re:	CDW Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016 Form 8-K
Filed May 4, 2016
File No. 1-35985

Ladies and Gentlemen:

CDW Corporation, a Delaware corporation (the “Company”), is writing to respond to the comments raised in the letter to the Company, dated May 13, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “10-K”) and the Form 8-K filed May 4, 2016 (the “8-K”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Item 6. Selected Financial Data, page 26

1.	We note your disclosure in footnotes (3) and (4) that EBITDA, Adjusted EBITDA and Non-GAAP net income provides meaningful information regarding your operating performance and cash flows, including your ability to meet future debt service, capital expenditures and working capital requirements. Similar disclosures are provided under Results of Operations in Management‘s Discussion and Analysis of Financial Condition and Results of Operations on pages 36 and 43. As such, it appears that you are presenting EBITDA, Adjusted EBITDA and Non-GAAP net income measures as a non-GAAP performance and liquidity measures. Please tell us your consideration of providing a reconciliation of these non-GAAP liquidity measures to operating cash flow as the most directly comparable GAAP measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company respectfully submits that it presents EBITDA, Adjusted EBITDA and Non-GAAP net income because it believes that those measures provide analysts, investors and management with helpful information regarding the underlying operating performance of the Company’s business, as they remove the impact of items management believes are not reflective of underlying operating performance. Management uses these non-GAAP measures as performance measures to supplement the financial information presented on a GAAP basis. These non-GAAP measures are also used by management for planning purposes, including the preparation of internal budgets; for allocating resources to enhance financial performance; and for evaluating the effectiveness of operational strategies. Additionally, the Company believes these non-GAAP measures provide another tool for investors to use in comparing our results with other companies in our industry, many of whom use similar non-GAAP measures.

Adjusted EBITDA is also a measure used in the Company’s credit agreements, as discussed in further detail below. However, it is not management’s intent to imply that the primary purpose of presenting Adjusted EBITDA is to evaluate the Company’s liquidity. Indeed, Adjusted EBITDA is reported in the Company’s quarterly earnings releases and related presentations as a performance measure, discussed on earnings calls and with investors as a performance measure, and is one of the performance measures relevant to determining a portion of the Company’s named executive officer’s compensation. For example, please refer to the attached slides from Company’s first quarter of 2016 earnings release presentation.1 On slide 3, regarding “Record 1st Quarter Financial Performance,” on slide 7, regarding “First Quarter Financial Results,” and on slide 15, regarding expense guidance, the Company discusses Adjusted EBITDA. Therefore, while Adjusted EBITDA is a measure used in the Company’s credit agreements, for the reasons discussed in further detail in the Company’s response to comment #2 below, the Company does not view Adjusted EBITDA primarily as a liquidity measure.

The Company respectfully directs the Staff’s attention to footnote 26 to Release No. 33-8176, Conditions for Use of Non-GAAP Financial Measures, where the SEC stated that it did not deem it appropriate to provide a definition for the “most directly comparable financial measure calculated and presented in accordance with GAAP” because registrants should have the “flexibility to best make the determination as to which is the ‘most directly comparable financial measure calculated and presented in accordance with GAAP.’” The Company respectfully submits that, for the reasons set forth above, Adjusted EBITDA is presented by the Company primarily as a performance measure and it therefore views net income as the most directly comparable financial measure calculated and presented in accordance with GAAP.

Furthermore, the Company does not believe that it would be meaningful to investors to reconcile Adjusted EBITDA to operating cash flow because (i) management assesses its operating performance based on net income, (ii) management believes that providing Adjusted EBITDA to investors calculated on the same basis that management uses in its assessment of the Company’s business is more meaningful to investors, (iii) management believes that investors will more easily comprehend adjustments to net income than adjustments to operating cash flow when seeking to understand the variability in the Company’s operating performance, and (iv) operating cash flow includes changes in assets and liabilities, which may cause significant period over period variation that management believes could reduce the utility of the measure for investors.

The Company notes its disclosure that Adjusted EBITDA, in addition to its presentation as a performance measure, is a relevant measure of “cash flows including our ability to meet our future debt service, capital expenditures and working capital requirements.” Accordingly, in future filings with the SEC, the Company proposes to revise its disclosure with respect to Adjusted EBITDA in order to clarify its utility as a measure relevant to the Company’s credit agreements in a manner substantially similar to the sample disclosure below.

[1]	The complete investor presentation can be found at http://investor.cdw.com/results.cfm.

“EBITDA is defined as consolidated net income before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA, which is a measure defined in our credit agreements, means EBITDA adjusted for certain items which are described in the table below. We have included a reconciliation of EBITDA and Adjusted EBITDA to GAAP net income in the table below. Both EBITDA and Adjusted EBITDA are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance or financial position that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by us may differ from similar measures used by other companies, even when similar terms are used to identify such measures.

We believe that EBITDA and Adjusted EBITDA provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that management believes are not reflective of underlying operating performance. We use these measures to evaluate period-over-period performance as management believes they provides a more comparable measure of the underlying business. Additionally, Adjusted EBITDA is a measure in the credit agreement governing our Senior Secured Term Loan Facility (“Term Loan”) used to evaluate the Company’s ability to make certain investments, incur additional debt, and make restricted payments, such as dividends and share repurchases, as well as whether we are required to make additional principal prepayments on the Term Loan beyond the quarterly amortization payments. For further details regarding the Term Loan, see Note 8 (Long-Term Debt) to the accompanying Consolidated Financial Statements.”

In addition, in future filings with the SEC, the Company proposes to clarify its disclosure with respect to Non-GAAP net income in order to remove any reference to its utility as a liquidity measure in a manner substantially similar to the sample disclosure below.

“Non-GAAP net income excludes, among other things, charges related to the amortization of acquisition-related intangible assets, non-cash equity-based compensation, acquisition and integration expenses, and gains and losses from the extinguishment of long-term debt. We have included a reconciliation of Non-GAAP net income to GAAP net income in the table below. Non-GAAP net income is considered a non-GAAP financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance or financial position that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by us may differ from similar measures used by other companies, even when similar terms are used to identify such measures.

We believe that Non-GAAP net income provides analysts, investors and management with helpful information regarding the underlying operating performance of our business, as it removes the impact of items that management believes are not reflective of underlying operating performance. We use this measure to evaluate period-over-period performance as management believes this provides a more comparable measure of the underlying business.”

2.

We also note your disclosure that Adjusted EBITDA is the primary measure used in certain key covenants contained in the credit agreement governing the term loan. Please tell us what consideration you gave to disclosing the amount or limit required for compliance with the covenants and the effects of non-compliance with the covenant on your financial condition or liquidity. Please refer to Question 102.09 in our compliance and disclosure interpretations regarding non-GAAP financial measures.

Response: Adjusted EBITDA is an input in the determination of the Company’s total net leverage ratio, which, as disclosed on page 76 of the 10-K is calculated as the ratio of (i) total debt at period-end excluding any unamortized discount and/or premium, less cash and cash equivalents, to (ii) Adjusted EBITDA for the trailing twelve months. The interest rate applicable to the Term Loan, the Company’s obligation to prepay the Term Loan with excess cash flow and the Company’s ability to incur additional indebtedness and make restricted payments are each based upon the total net leverage ratio.

With respect to the interest rate applicable to the Term Loan, a higher margin is in effect if the Company’s total net leverage ratio is greater than or equal to 4.0 to 1.0. With respect to the ability to incur additional indebtedness, certain restrictions are in place if the Company’s pro forma total net leverage ratio would be equal to or greater than 6.5 to 1.0. With respect to the required prepayments, the Company must apply a certain amount of excess cash flow for repayments if the total net leverage ratio is greater than 4.5 to 1.0. As disclosed on page 76 of the 10-K, the Company’s total net leverage ratio was 3.0 at December 31, 2015. Accordingly, because the Company does not currently believe that it is reasonably likely that it will not be able to meet these thresholds, the Company does not currently propose to include any additional disclosure in its filings regarding the total net leverage ratio thresholds relevant to these covenants.

With respect to the ability to make restricted payments, as disclosed on page 74 of the 10-K, the Company is permitted to make restricted payments so long as the total net leverage ratio is less than 3.25 on a pro forma basis. The Company also discloses its total net leverage ratio at December 31, 2015 on page 74.

The Company respectfully advises the Staff that the material risks relevant to these covenants are disclosed on page 16 of the 10-K and include the restriction of the ability of the Company to pay dividends, make share repurchases, redeem subordinated debt and engage in certain other transactions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Non-GAAP net income, page 43

3.	Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. The prohibition is based on the description of the charge or gain. We note you describe the other adjustment related to litigation matters as unusual and non-recurring. A similar description is included other adjustments to Adjusted EBITDA. In future filings, please revise to comply with Item 10(e)(1)(ii)(B).

Response: The Company acknowledges the requirements of Item 10(e)(1)(ii)(B)

and will comply with these requirements in future filings when describing adjustments related to litigation matters. Additionally, the Company notes for the Staff that it described a similar adjustment in its Form 8-K and earnings release for the quarter ended March 31, 2016 as “a local sales tax matter” and did not refer to any adjustment as non-recurring, infrequent or unusual.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Miscellaneous Receivables, page 62

4.	We note you receive incentives from vendors related to cooperative advertising allowances, volume rebates, bid programs, price protection and other programs. Please tell us what consideration you gave to disclosing the amount of incentives recognized in the statement of operations for each year presented. Please refer to ASC 605-50-50-1.

Response: The Company respectfully acknowledges that under ASC 605-50-50-1, specific disclosures are required by the service provider for consideration given to a manufacturer or reseller of equipment with no similar disclosure requirements for the customer or recipient in these transactions. The Company believes that it is the recipient in these transactions.

In accordance with ASC 235-10-50, which requires disclosure of accounting policies that describe the accounting principles followed by the reporting entity and the methods of applying those principles, the Company disclosed on page 50 of the 10-K that the Company receives incentives from vendors related to cooperative advertising, volume rebates, bid programs, price protection and other programs (collectively “vendor partner funding”). Additionally, the Company elected to disclose on page 62 of the 10-K that vendor consideration is classified as a reduction of Cost of sales or Merchandise inventory, depending on the nature of the incentive. These disclosures were made from the perspective of providing additional information to the users of the Company’s Consolidated Financial Statements; however, the Company respectfully submits that the disclosures are not required under ASC 605-50-50-1 from the perspective of the customer or recipient.

Note 8. Long-Term Debt, page 74

5.	We understand the agreements governing the indebtedness of your subsidiaries impose restrictions on the ability of your subsidiaries to pay dividends or other distributions to you. Please tell us whether the restricted net assets of subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Please also tell us what consideration you gave to disclosing (i) the nature of the restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and (ii) the amount of such restricted net assets for consolidated subsidiaries pursuant to Rule 4-08(e)(3) of Regulation S-X.

Response: The Company respectfully acknowledges that the restricted net assets of the Company’s subsidiaries exceeded 25 percent of consolidated net assets as of December 31, 2015, primarily due to goodwill as the result of its UK acquisition. Accordingly, in future filings with the SEC, the Company proposes to revise its disclosure to indicate the nature of any restrictions on the ability of its subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances and the amounts of such restricted net assets for subsidiaries in a manner substantially similar to the sample disclosure below. This disclosure would be viewed in combination with the parent company’s condensed financial information, which is disclosed beginning on page 90 of the 10-K.

“The CDW UK Term Loan Agreement imposes restrictions on CDW UK’s ability to transfer funds to the Company through the payment of dividends, intercompany loans, advances or the repayment of subordinated debt that require, among other things, the maintenance of a minimum net leverage ratio. As of December 31, 2015, the amount of such restricted net assets for CDW UK was $478 million, which was primarily comprised of goodwill.”

Form 8-K filed May 4, 2016

Exhibit 99.1

6.	We note your disclosure that Non-GAAP net income per share provides meaningful information regarding your operating performance and cash flows, including your ability to meet future debt service, capital expenditures and working capital requirements. As such, it appears that you are presenting Non-GAAP net income per share as a liquidity measure. Non-GAAP liquidity measures should not be presented on a per share basis. Please tell us your consideration of Question 102.05 in our compliance and disclosure interpretations regarding non-GAAP financial measures.

Response: As stated in the Company’s response to comment #1 above, the Company does not believe that Non-GAAP net income, and therefore, Non-GAAP net income per share is a liquidity measure. Rather, Non-GAAP net income per share represents a measure of the Company’s operating performance. Furthermore, the Company does not believe that investors view Non-GAAP net income or Non-GAAP net income per share as a measure of the Company’s liquidity.

In future filings with the SEC, the Company proposes to clarify its disclosure with respect to Non-GAAP net income per share in order to remove any reference to its utility as a liquidity measure in a manner substantially similar to the sample disclosure in the Company’s response to comment #1 above.

Finally, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K filing and the 8-K filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K filing or the 8-K filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (847) 968-0610.

Sincerely,

/s/ Ann E. Ziegler
Ann E. Ziegler
Senior Vice President and
Chief Financial Officer

Net sales up 13.1% to $3.1 billion; Average daily net sales up 11.4% Average daily organic net sales on a constant currency basis up 3.5% Gross profit up 14.9% to $525 million Adjusted EBITDA up 10.4% to $233 million Non-GAAP net income per diluted share up 18.5% to $0.67 Record 1st Quarter Financial Performance 3

(Unaudited) ($ in millions, except per share amounts) Three Months Ended March 31, Three Months Ended March 31, 2016 2016 2015 2015 % Change Net sales $ 3,116.7 $ 2,755.2 13.1 % Avg Daily Net Sales $ 48.7 $ 43.7 11.4 % Gross profit $ 524.5 $ 456.5 14.9% % of Net Sales 16.8% 16.6 % SG&A, including advertising $ 363.5 $ 304.9 19.2 % Income from operations $ 161.0 $ 151.6 6.2 % Adjusted SG&A, including advertising * $ 294.0 $ 246.8 19.1 % Adjusted EBITDA * $ 232.7 $ 210.8 10.4% % of Net Sales 7.5% 7.7 % Interest expense, net $ (38.1) $ (44.8) (14.9)% Non-GAAP net income * $ 112.7 $ 97.6 15.5 % Non-GAAP diluted EPS * $ 0.67 $ 0.56 18.5% * Adjusted SG&A, including advertising, Adjusted EBITDA, Non-GAAP net income and Non-GAAP Diluted EPS are non-GAAP financial measures. For a reconciliation of non-GAAP financial measures, see Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2016 and in these slides. First Quarter Financial Results 7

For P&L currently look for: Revenue: FY16 organic, constant currency growth within annual medium term target of 200 to 300 basis points above annual US IT market growth Continue to expect 2016 US IT growth of 2-3%, ramping through the year Seasonality ~ 48%52% between 1H/2H Dell to add up to 150 basis points of organic growth in 2016 Revenues split roughly 40/60% between 1H/2H CDW UK first-half contribution nearer to high end of 650-700 bps Currency headwinds roughly 70 bps impact throughout 2016 Expenses: Gross margin lighter for the balance of the year Adjusted SG&A growth faster than consolidated sales FY16 Adjusted EBITDA margin to be at the high end of our target range Thoughts on Modeling 2016 15